

OFFERING MEMORANDUM DATED OCTOBER 24, 2022

Innovatly Inc.

7852 Eisenhower Street, Ventura, CA 93003 USA

www.innovat-ly.com

Up to $107,000 of Common Stock

Minimum Investment Amount per investor: $100

Innovatly, Inc. ("Innovatly" "the Company," "we," or "us"), is offering up to $107,000 worth of Common Stock. The minimum target amount under this Regulation CF offering is $33,300 (the "Target Amount"). The Company must reach its Target Amount of $33,300 by December 31, 2022. Unless the Company raises at least the Target Amount of $33,300 under the Regulation CF offering by December 31, 2022, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Company reserves the right to make rolling closings in this offering once the Target Amount is met. After that date, the Company may amend the offering to increase the amount it is seeking, up to $5,000,000.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS	**7**
RISK FACTORS	**12**
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES	**14**
OWNERSHIP AND CAPITAL STRUCTURE	**17**
USE OF PROCEEDS	**18**
FINANCIAL DISCUSSION	**18**
RELATED PARTY TRANSACTIONS	**19**
RECENT OFFERINGS OF SECURITIES	**19**
SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY	**20**
DILUTION	**20**
REGULATORY INFORMATION	**21**
INVESTMENT PROCESS	**22**

THE COMPANY AND ITS BUSINESS

Overview

Innovatly, Inc. (the "Company") was incorporated on March 17, 2022, under the laws of the Delaware and is headquartered in Ventura, CA. Innovatlys' business is to import and distribute unique skincare products that include IPSYLON, an innovative skincare brand with a portfolio of products that utilize a unique, innovative concept of fast detaching and dissolving microneedle patches to solve skin care problems such as dark spots, uneven skin texture, fine lines, crow's feet, and smoothing of the skin.

Currently, Innovatly intends to import and distribute 5 IPSYLON products (the "5 IPSYLON Products"):

- 137 - DARK SPOT MINIMIZER: Dark spot reduction and skin whitener
- 137 - A.C. SCAR SMOOTHE: Uneven skin texture reduction and smoother
- 607 - HA INTENSE: Under eyes fine lines and crow's feet smoother
- 607 - RETINAL FILLER: Forehead fine lines and wrinkles eraser
- 557 - DEEP NASO FILLER: Deep nasolabial folds filler

The Company intends to begin sales of the 5 IPSYLON Products in the United States and Canada by the end of Q1 2023, provided the Company is able to perform the registration of such products under the FDA's Voluntary Cosmetic Registration Program ("VCRP").

Distribution Agreement

On May 1, 2022, Innovatly and SeriTech Europe Sl, a company organized and existing under the laws of Spain ("SeriTech"), entered into an exclusive distribution agreement (the "Distribution Agreement"). Material terms of the Distribution Agreement include the following:
- Term
  - The Distribution Agreement was entered into on May 1, 2022. The Distribution Agreement has no expiration date. The Distribution Agreement may be altered, amended, modified or waived in writing signed by SeriTech and the Company.
- Exclusive Distribution
  - The Company shall have exclusive distribution rights of the 5 IPSYLON Products in the United States of America and Canada.
  - The Company shall receive the right of first refusal to distribute subsequent products developed or owned by SeriTech.
- Right of First Refusal
  - During the term of the Distribution Agreement, the Company shall have the first right of refusal at its option to expand the Territory (as defined in the Distribution Agreement) in order to distribute the products on an exclusive basis in the whole American continent.
- Support from SeriTech
  - SeriTech agrees to support the establishment of the Company's business and activities. SeriTech can offer support to the Company in the form of:
    - Financial advance up to $30,000.
    - Sample products at no cost to the Company or at a discounted price for up to 2,000 boxes.
    - In-kind support through the allocation of core personnel, such as sales training or marketing activities.
  - The Company shall reimburse SeriTech for any disbursement within 12 months from the start of the activity.
- Non-Compete
  - The Company agrees that it will not distribute or represent any products in the United States or Canada which directly compete with the 5 IPSYLON Products during the first 2 years of this Distribution Agreement, unless agreed otherwise.

- o The Company shall, however and after 2 years after the date of the Distribution Agreement, have the right to develop its own line of products, using similar concepts or technologies or under a private label agreement arranged through SeriTech.
- Pricing
  - o The price of the 5 IPSYLON products will be determined by Seri Tech.
  - o SeriTech will determine the price paid by the Company (distribution price).
  - o SeriTech will determine the suggested retail price.
  - o Pricing may change from time to time due to exchange rate fluctuation and the market conditions.
- Arbitration
  - o Any controversy or claim arising out of or relating to this contract, or the breach thereof shall be settled by arbitration to be held in Spain, in accordance with the law in this jurisdiction, and judgement upon the award rendered by the arbitrators may be entered in any Court having jurisdiction thereof.

Product Generally

The fast detaching, dissolving micro needling technology allows Innovatly to create medicinal products removing the limitations of syringes and other microneedle patches. The Company believes that this technology is one of the most versatile drug delivery technologies in the skin care market.

We believe the benefits of this dissolving micro needling technology include the following:

- Painless
  - o Hundreds of microneedles delivered with no discomfort.
  - o Instant closing of pores, reducing risks of infection or hyperpigmentation.
  - o No hypodermic needles need to be used.
- Versatile
  - o Suitable delivery platform for medicinal drugs.
- Dosage
  - o Potential for 100% of the active ingredient are delivered.
- Ability to administer to one's person
  - o Application occurs in less than 2 minutes.
  - o No medical staff is required.
- Affordable
  - o We intend the retail price of the 5 IPSYLON products to range from $30.00 to $100.00.
  - o Competitor pricing ranges from $30.00 to $500.00 for similar products, bearing however some limitations due to the uniqueness of IPSYLON (2-minute application).
  - o We believe medicinal patches can significantly reduce costs of transdermal drug delivery and could enable treatment to be delivered in underserved areas due to little equipment or training requirements.
- Effective
  - o All microneedles penetrate the skin to deliver the active ingredients in a solid form.

PRODUCT	STRIP	COLOR	MICRO-VECTORS	LENGTH	ACTIVE INGREDIENTS	USE	DESCRIPTION
137 - DARK SPOT MINIMIZER	**Round**		137	350μm	HA, Vitamin C (high dose), Glutathione	Dark spot reduction and skin whitener	137 hybrid vitamin C, hyaluronic acid and glutathione dissolving micro-vectors that target and minimize individual dark spots resulting from skin ageing, prolonged exposure to sunlight or natural hyperpigmentation.
137 - A.C. SCAR SMOOTHER	**Round**		137	350μm	HA, vitamin C, retinal (high dose)	Uneven skin texture reduction and smoother	137 dissolving hybrid micro-vectors of high-grade hyaluronic acid, vitamin C and retinal to reduce, correct and smoothen scars.
607 - HA INTENSE	**Curve**		607	150μm	HA, Vitamin C (low dose)	Under eyes fine lines and crow's feet smoother	607 dissolving micro-vectors of high-grade hyaluronic acid and vitamin C for fine line and wrinkle smoothing and reduction. Application on fine lines under the eye and crow's feet area.
607 - RETINAL FILLER	**Curve**		607	150μm	HA, vitamin C, retinal (low dose)	Forehead fine lines and wrinkles eraser	607 dissolving hybrid micro-vectors of high- grade hyaluronic acid, vitamin C and retinal for forehead wrinkle reduction.
557 - DEEP NASO FILLER	**Curve**		557	300 μm	HA, vitamin C, retinal (high dose), Glutathione	Deep nasolabial folds filler	557 dissolving hybrid long micro-vectors of high-grade hyaluronic acid, vitamin C, glutathione and retinyl acetate for deep nasolabial wrinkle reduction and skin rejuvenation.

Future Plans

The Company strongly believes in reshaping the skin and healthcare industries with cutting-edge products that solve 21st Century challenges.

In the future Innovatly intends to co-develop the following:
- New products, that may compete with the 5 IPSYLON Products.
- Medicinal products that utilize microneedle patches.

Further, the Company intends to conduct clinical trials of medicinal products utilizing microneedle patches and eventually apply for FDA approval and patent protection.

The Company, in partnership with other entities, intends to launch the following products over the next three to four years.
- Lidocaine
  - An arthritis pain killer that is applied around the joint of the fingers, prior to an injection of an active medicinal ingredient. Concerting with rheumatologists, we understand and believe the application of Lidocaine through a patch, prior to an injection, will reduce the pain incurred to the patient or such perceived pain.

- NSAID
  - A pain killer for mild pain relief. NSAID is a "non-steroid anti-inflammatory drug" for target application on the muscle that is in pain.
- Vaccine delivery
  - We intend to offer a protein-based vaccine similar to Vaxine's recombinant COVID-19 spike protein vaccine (Covax-19).
  - We intend to offer specific vaccines such as Bacillus Calmette–Guérin vaccine ("BCG"). The BCG vaccine is a vaccine primarily used against tuberculosis and preliminary research confirms that it is suitable for delivery through dissolving microneedles.
- Diabetes patch with a specific focus on Latin American characteristics of Diabetes Type II.

Competition

The Company is aware of other products offering microneedles for delivery of skin care treatments, including PATCH PRO, Rodial, 111 Skin, Natura Bissé, and Dr. Jart. The Company believes it will be able to effectively compete with these competitors because of the following:

- The recommended application time of the 5 IPSYLON Products is two minutes. Comparatively, the application time of competitor products ranges from 1 hour to overnight wear.
- Microneedle count is more flexible than competitors and more versatile, ranging from 137 to 605 microneedles depending on the product, allowing the manufacturer to develop products that can handle a wider number of active ingredients or adjuvants, as well as a higher dosage of such ingredients.
- Our microneedles have a height ranging from 150 to 1000 microns, thereby offering more flexibility and versatility. A more versatile product will allow to deliver active ingredients deeper into the dermis, where it may be required for some treatments, such as Botox (around 650 microns of depth).
- The amount of active ingredient included in each dose is higher than the competition due to the blend formulation and the combination of the 2 above advantages.

Market

The Company has reviewed various market research reports that predict the global skincare market will be valued at USD $183.03 billion by 2025 growing at a compound average growth rate (CAGR) of 4.4%. In relation to this forecast, several trends are responsible for the increased demand for products in this cosmetic/beauty market segment, especially in the sector the Company is active, i.e. specialized skin care and dermo cosmetics.

In addition to the growth of the skin care market, other trends include;
- Recent economic growths in emerging markets.
- Quest for youthful look.
- Advancement in technology.
- Increased awareness of health and wellness.
- Global ageing and the need to age well.
- Technology-driven innovation and the seek for more effective products.
- Skin care consumers are now well informed globally, and a high fraction of the market is moving towards increased demand for natural, herbal and organic products with willingness to pay more for proven efficacy and subsequently resulting in the growth of the premium skincare segment.

This awareness about skin care is responsible for the inclusion of anti-aging, anti-wrinkling properties in skin care products. Dermo cosmetic products is regarded as the "next big thing" in the skin care market segment, consumers from all age group are more aware of the need to treat their skin better and are willing to spend extra for premium products with results as advertised. According to a report, titled "Skin Health: The Evolving Landscape of Dermo cosmetics", A survey showed that 25% of consumers recorded 'sun protection functionality' as a driving force for choosing a facial moisturizer production 2017, up from 23% in 2015, while almost 15% of millennials purchase skincare to prevent signs of ageing. Other famous healthy skin benefits recorded in the report includes:

- Moisturizing/hydrating properties, which was referenced by practically 60% of consumers.
- Appropriate for sensitive skin; and

- Contains added nutrients and improves skin texture/levels skin tone.

Employees

The Company currently has 3 full-time employees and 3 part-time employees.

Regulation

Currently, the products that the Company distributes do not require approval from the U.S. Food and Drug Administration ("FDA") . It is likely, that in the future the Company may develop products that require FDA approval.

However, prior to selling the 5 IPSYLON Products in the United States and Canada the Company intends to register the Products into the FDA's Voluntary Cosmetic Registration Program (VCRP).

Intellectual Property

The Company does not own any intellectual property.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease any property. The Company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our Company is brand new and has no operating history. The Company was formed as a Delaware Corporation in 2022. We have no established business operations, and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The reviewing CPA has issued included a "going concern" note in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed. The Company is offering Common Stock in the amount of up to $107,000 in this offering, with a Target Offering Amount of $33,300. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of a small number of key personnel, being the 3 co-founders Jean-Daniel Sciboz, Richard Joye and Luisa Fernanda Sugisawa Gil as well as the management team, CEO, CMO and CFO. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

The Company depends on SeriTech for the operation and success of its business. The Company's future success depends on the Distribution Agreement between itself and SeriTech. SeriTech supplies all of the Company's products that it sells. In the event that SeriTech determines to terminate their business relationship, the Company will no longer have access to the 5 IPSYLON Products, and the business will fail. As a result, you will lose your investment in the Company.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted. The Company believes that its future success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The Company must prosecute and protect any intellectual property it acquires in the future. Some of the Company's proprietary information that it develops may not be patentable, as there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The Company will depend upon strategic relationships to sell its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products. The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic relationships with third party distributors and retailers, as well a successful digital marketing campaign with strong relationships with online beauty and skincare websites, as well as influencers, to sell its products. Establishing strategic relationships is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Our founders have control over all stockholder decisions because they control a substantial majority of our voting stock. As a result of the Common Stock that our founders hold, they will be able to exercise voting rights with respect to an aggregate of 6,000,000 shares Common Stock, which will represent approximately a majority of the voting power of our outstanding capital stock immediately following this offering. As a result, the founders have the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess. The Company has set the price of its Common Stock at $3.33 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or the issuance of additional classes of securities may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Risks Related to COVID-19

The Company's results of operations may be negatively impacted by the coronavirus outbreak. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the Company, and if not, where else does the employee work?
Officers:				
Jose Escuredo Roldan	Chief Executive Officer	47	June 1, 2022	Full Time
Jean-Daniel Sciboz	Chief Administrative Officer and Interim Chief Operating Officer	49	June 1, 2022	Part Time at Company Part time At SeriTech
Alejandro Sanchez	Chief Marketing Officer	57	June 1, 2022	Full Time at the Company
Directors:				

Richard Joye	Chairman, Director	47	June 1, 2022 – Present	
Luisa Fernanda Sugisawa Gil	Secretary of the Board, Director	33	June 1, 2022 - Present	

Richard Joye, Founder and Director

Richard Joye is a founder and was appointed as a Director in June 2022. Mr. Joye has a Master in Social Sciences (History) and Master in Computing from the University of Geneva, Switzerland. He has a Master in Business Administration (MBA) from Robert Kennedy University, Zurich, Switzerland. In 1998 he joined Arthur Andersen as a senior consultant with local and international mandates in the banking industry with a focus on strategy, business development, process reengineering, technology and change management.

Mr. Joye worked for ACIES Advisors from 2003 to 2006 where he carried out wealth management and investment tasks in Switzerland. As a member of the Investment Committee, he selected traditional and alternative funds, also providing risk management and analysis for various portfolios. During 2006 until 2010 he worked at Family Office Co. in the Middle East. Since November 2010 Mr. Joye has spent time between Southeast Asia, Japan, Spain and Switzerland building businesses including SeriTech. From 2020 until present Richard has served as the CEO of SeriTech Europe Sl, directing the team and the business.

Richard co-founded Innovatly to lead the United States activities.

Jose Escuredo Roldan, Chief Executive Officer

Jose Escudero is the CEO of the Company since June 1, 2022. Mr. Escudero comes with more than 20 years of professional experience and has developed his career in the management consulting and corporate finance world. Currently, Mr. Escudero holds the following roles: (i) Since December 2019 Jose has served as the Chief Strategy and M&A officer at Certisign, (ii) since August 2019 Mr. Escudero has served as a member of the board of directors for Document Security Systems, Inc, (iii) he is also a professor at CEF Centro de Estudios Financieros since January 2015, (iv) from July 2009 Mr. Escudero has served as a strategy and corporate finance external advisor for Hallman & Burke, and (v) since September 2013 Jose has served as a partner at BMI Capital Partners Spain.

On balance, Mr. Escudero has been member of different boards of directors and direction committees of many companies and institutions in the beauty, fashion, luxury and lifestyle industries. He has developed successful projects related to the beauty and fashion world and more recently he has worked with blockchain, cryptocurrencies and fintech inside of luxury and lifestyle world. He also collaborates with different institutions, universities and business schools as a speaker and professor.

Mr. Escudero has a B.Sc. in Economics from the Francisco de Vitoria University. He has a Master's degree in Corporate Finance and Investment Banking from the Options & Futures Institute.

Luisa Fernanda Sugisawa Gil, Director

Ms. Sugisawa is a founder, was appointed as secretary of the board and Director, in June 2022. Ms. Sugisawa is currently finishing a Bachelor of Business Administration at the EU Business School in Barcelona, where she will begin a Master of Business Administration (MBA) in 2023.

Ms. Sugisawa has extensive experience in managing projects developed in LATAM, JAPAN and the USA. Her work has allowed her to work within the media industry working for the most important TV companies in Japan, private companies and government organizations for more than 10 years since 2011. An example of this is the work carried out through the Japanese International Cooperation Agency (JICA) in which she had the opportunity to provide logistical and coordination support in locations of difficult access within Colombia, and Venezuela.

Since 2020 Ms. Sugisawa has worked with SeriTech, developing the business in Europe and Latin America. Ms. Sugisawa co-founded Innovatly to support IPSYLON and other product expansion.

Jean-Daniel Sciboz, Chief Administrative Officer and Interim Chief Operating Officer

Jean-Daniel Sciboz is a founder of the Company. Mr. Sciboz is a seasoned Senior Investment Banker and (ex) Headhunter with 20+ years of experience in financial industries and global administration and business development from 1996 to present time. He is an accomplished and trusted advisor to many. Currently, he works to cultivate business relationships with many stakeholders relevant to the Company's operations.

Mr. Sciboz has been involved with SeriTech since 2016 and is currently acting as consultant to both the Thai and the European entity.

Alejandro Sanchez, Chief Marketing Officer

Alejandro Sanchez was appointed CMO in June 2022. Mr. Sanchez received an MBA, a Masters in International Business and focused his studies in marketing and advertising. He has worked as an international business & marketing executive for Fortune 500 companies such as Coca-Cola, Nestle, Unilever, ConagraBrands, and Montagne Jeunesse, among others from 1992 to 2001.

Mr. Sanchez is skillful at leading the change of high-performance multicultural teams in which he is able to transpose skills and experiences among multiple countries. He has also worked as a marketing teacher at universities in Colombia from 1997 to 2021.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 10% of Company's voting securities as of July 21, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Richard Joye	Common Stock – 1,020,000 shares	17%
Luisa Fernanda Sugisawa Gil	Common Stock – 1,200,000 shares	20%
Jean-Daniel Sciboz	Common Stock - 3,780,000	63%

The following table describes our capital structure as of July 21, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available *
Common Stock	10,000,000	6,000,000	1,500,000	2,500,000

*The Company will begin this offering for up to 32,132 shares of Common Stock, but has reserved 1,500,000 shares of Common Stock to expand the Regulation CF Offering at a later date.

USE OF PROCEEDS

The Company is providing four scenarios for how it intends to use proceeds from this offering, and from additional financing efforts to illustrate the Company's intended plans:

Purpose or Use of Funds	Allocation After Offering Expenses for a $33,300 Raise	Allocation After Offering Expenses for a $107,000 Raise	Allocation After Offering Expenses for a $1,000,000 Raise	Allocation After Offering Expense for a $5,000,000 Raise
Offering Costs (United States cosmetic self-registration and additional clinical studies)	$13,300	$25,000	$126,000	$500,000
IPSYLON Launch (marketing and logistics)	-	$57,000	$500,000	$1,000,000
HR – Administrative	$20,000	$25,000	$300,000	$1,500,000
Base New Product	-	-	$74,000	$1,000,000
Clinical Trials for New Product	-	-	-	$1,000,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were prepared by the Company. The following discussion should be read in conjunction with our financial statements and the related notes included in this Offering Memorandum.

Through his signature to this Form C, our CEO, Jose Escuredo Roldan, certifies that the information contained in our financial statements to be true and complete in all material respects. Further, the Company has not yet filed or prepared a federal tax return for comparison to those financial statements.

The Company's revenues for the period from March 17, 2022 ("Inception") to March 31, 2022, were $0. The Company's operating expenses consist of advertising and marketing, general and administrative and travel. The spent $21,581 on preliminary market research and marketing strategy due to the need to prepare the Company to enter the United States and Canadian markets. As a result of the foregoing factors, the Company's net loss from operations was $(29,944).

Plan of Operations and Milestones

We are not yet operational. We are providing four scenarios to illustrate the Company's intended plans from additional financing efforts: We have established the following milestones in our plan of operations:

- Assuming we raise $33,000 we intend to:
  - Hire an accounting firm to perform a review of the Company's financials.
- Assuming we raise $107,000 we intend to:
  - Hire an accounting firm to perform an audit of the Company's financials.
- Assuming we raise $1 million we intend to:
  - The 5 IPSYLON Product launch will occur.
  - We intend to begin clinical trials on the new products within 13 months of receiving the proceeds from a $1,000,000 raise.
- Assuming we raise $5,000,000 we intend to:
  - Spend up to $1,000,000 on the 5 IPSYLON Product launch.
    - Proceeds would be used for: product purchase and logistics, marketing creation and activation including eCommerce activities and influencers.
  - Spend up to $1,500,00 on HR and Administrative.
    - This would include hiring a sales team of up to 3 individuals as well as customer service team members and support staff.
  - Initiate clinical trials on up to 3 products.

Liquidity and Capital Resources

To date, the Company has not made any profits and is still a "development stage company." The Company has recorded losses from the time of inception in the total amount of $(28,944).

The Company was initially capitalized by advances in the amount of $7,363 from Richard Joye, a founder of the Company to fund startup operations. The Company has yet to formalize these payables. However, we note that these agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

The Company had approximately $0 cash on hand as of June 30, 2022. Currently, we estimate our burn rate (net cash out) to be $0 until we receive proceeds from this Offering.

Indebtedness

The Company was initially capitalized by advances in the amount of $7,363 from Richard Joye, a founder of the Company to fund startup operations. The Company has yet to formalize these payables. However, we note that these agreements are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

Trends

The Company believes the following are the most important trends that should continue to shape the skin care market.

- Quest for youthful look.
- Advancement in technology.
- Increased awareness of health and wellness.
- Skin care consumers are now well informed globally, and a high fraction of the market is moving towards increased demand for natural, herbal and organic products with willingness to pay more for proven efficacy and subsequently resulting in the growth of the premium skincare segment.
- Recent economic growths in emerging markets.

We anticipate all of these market trends will positively impact the distribution and sale of the 5 IPSYLON Products. Specifically, the Company believes strongly in introducing innovative skin and healthcare products for the contemporary consumer by sourcing and transferring technology to create distinctive brands.

Further, pricing trends in the beauty market continue to increase for more effective and premium products. The Company intends to acquire the products from SeriTech for prices ranging between $16 to $35. We intend to price our products from $30 to $100. We anticipate our product margins will be 40% to 200% depending on the sales channels.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2022, there were advances in the amount of $7,363 from Richard Joye, a founder of the Company to fund startup operations.

On May 1, 2022, Innovatly and SeriTech entered into the Distribution Agreement. One of our founders, Richard Joye, has worked for SeriTech since 2016. From 2020 until present Mr. Joye has served as the CEO of SeriTech in Europe, directing the team and the business. In addition, another founder, Luisa Fernanda Sugisawa Gil has worked for SeriTech since November 2020. Currently, Ms. Gil continues to develop the SeriTech business in Europe and Latin America. Finally, Jean-Daniel Sciboz, our third founder has worked with SeriTech since 2016 as a consultant.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:
- On July 31, 2022, we granted 1,020,000 shares of Common Stock to Richard Joye in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10.20. The proceeds of this offering were used for general business purposes.

- On July 31, 2022, we granted 1,200,000 shares of Common Stock to Luisa Fernanda Sugisawa Gil in reliance on Section 4(a)(2) of the Securities Act, for consideration of $12.20. The proceeds of this offering were used for general business purposes.

- On July 31, 2022, we granted 3,780,000 shares of Common Stock to Jean-Daniel Sciboz in reliance on Section 4(a)(2) of the Securities Act, for consideration of $37.80. The proceeds of this offering were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 10,000,000 shares of Common Stock. As of July 21, 2022, there were 6,000,000 shares of Common Stock outstanding. For this offering, the Company is issuing Common Stock at $3.33 per share.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by the rights of the holders of any additional classes of preferred stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreConX, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

Investor Perks

The Company is providing specific perks to investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the shares of Common Stock in this offering. Instead, the perks are promotional discounts on future services of the Company, or a "thank you" to investors that help the Company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The Company has the discretion to modify or discontinue some or all of the benefits at any time and in its sole discretion.

The table below presents the investment level to receive the stated perk, and the approximate cash value of the perk:

Investment Amount	Perk	Approximate Cash Value*
$175	10% discount on all Ipsylon products for one year.	$25
$250	10% discount on all Ipsylon products for one year. One sample of an Ipsylon product of your choice (maximum retail value $50).	$75
$500	10% discount on all Ipsylon products for one year. Up to two sample of Ipsylon products of your choice (maximum retail value $100).	$125
$1,000	10% discount on all Ipsylon products for two years. Up to five Ipsylon products of your choice.	$400
$5,000 or more	10% discount on all Ipsylon products for 5 years. Up to five Ipsylon products of your choice. An INNOVATLY membership card that grants you access to pre-launch products, events, and discussion forums.	$475

The approximate cash value was determined by the Company's best estimates of the value of the following:
- *An average consumer purchases $250 in Ipsylon products per year.*
- *The Company estimates the average price per Ipsylon product is $25.*

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

- The valuation was made internally, using generally accepted valuation methods such as Discounted Cash Flow ("DCF"). The DCF valuation model was made using industry-standard variables over the 7-year business plan (2022-2029) developed by the Company, assuming sales for 5 IPSYLON Products as well as new products.
- The model has been heavily discounted to be conservative, while bearing speculative elements.

REGULATORY INFORMATION

Disqualification

Neither the Company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTMENT PROCESS

Notice for Investors

1. Investors may cancel an investment commitment until 48 hours prior to the end of the offering period.
2. Justly Markets LLC ("Justly") will notify investors when the target offering amount has been met.
3. If the Company reaches the Target Amount prior to the end of the offering period, the Company may close the offering early, including through rolling closings where the offering would continue, if it provides notice about the new offering period at least five business days prior to such new offering period (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
4. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
5. If there is a material change made to the offering, and an investor does not reconfirm his or her investment commitment after the material change, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Updates: Information regarding updates to the offering and to subscribe can be found here, https://www.investjustly.com/innovatly

Justly Markets LLC Investment Process

The Issuer has engaged JUSTLY Markets LLC, member FINRA/SIPC ("JUSTLY"), to act as the broker-dealer of record in connection with their offering.

The Issuer intends to market the shares in this Offering both through online and offline means. The Form C will be available to prospective investors via online 24 hours per day, 7 days per week on a landing page.

In order to invest in the offering, the investor will need to visit https://www.investjustly.com/innovatly and provide personal and financial information that will enable the firm to meet its regulatory requirements, ("Know Your Customer and Anti Money Laundering"), to verify the client's identity and suitability qualification. The investor will also be asked to provide payment information to facilitate the payment of the investment.

The investor will only be able to invest in Reg CF offerings to the extent permitted under the regulation and after a suitability review conducted by the firm. Limitations based on the investor's annual income and net worth apply to non-accredited investors.

The Company is generally required to file annual reports, referred to as Form C-AR with the SEC and post them on its own website within 120 days after the end of the fiscal year. The annual report will typically include: (i) Updated financial statements certified by the principal executive officer of the Issuer or reviewed or audited, if available; and (ii) updated disclosures about the Company's financial condition.

The Company's reporting obligation with the annual reports ends on the earlier of the following:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record.
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities or
5. the Company liquidates or dissolves its business in accordance with state law.

The investor has up to 48 hours prior to the end of the offering period to cancel their investment commitment for any reason. However, once the offering period is within 48 hours of ending, they will not be able to cancel for any reason even if they make the commitment during this period.

Investor details and data are kept confidential and not disclose to any third-party except as required by regulators or in its performance pursuant to the terms of the agreement (e.g., as needed for AML and background checks); and coordinate with third party providers to ensure adequate review and compliance.